Pricing Term Sheet	Free Writing Prospectus
dated as of February 2, 2026	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated February 2, 2026 to the
Prospectus dated February 2, 2026
Registration No. 333-277990

Oracle Corporation

100,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/2,000th Interest in a Share of

6.50% Series D Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated February 2, 2026 relating to the Depositary Shares Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated February 2, 2026, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-277990. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oracle Corporation

Ticker / Exchange for the Common Stock:	ORCL / New York Stock Exchange

Pricing Date:	February 2, 2026.

Trade Date:	February 3, 2026 (“T”).

Expected Settlement Date:	February 5, 2026 (T+2), which is the second business day following the trade date for the Depositary Shares (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the business day preceding the expected settlement date will be required, by virtue of the fact that the Depositary Shares initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to the business day preceding the expected settlement date should consult their own advisors.

Use of Proceeds:	Oracle Corporation estimates the net proceeds from the Depositary Shares Offering will be approximately $4,953.6 million, after deducting the underwriting discounts and Oracle Corporation’s estimated offering expenses. Oracle Corporation intends to use the net proceeds from the Depositary Shares Offering for general corporate purposes, which may include capital expenditures, repayment of indebtedness, future investments or acquisitions and payment of cash dividends on or repurchases of Oracle Corporation’s common stock. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Depositary Shares Offered:	100,000,000 Depositary Shares, each of which represents a 1/2,000th interest in a share of Oracle Corporation’s 6.50% Series D Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, Oracle Corporation will issue 50,000 shares of Mandatory Convertible Preferred Stock.

Public Offering Price:	$50.00 per Depositary Share.

Dividends:	6.50% of the liquidation preference of $100,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date for the Depositary Shares and, to the extent that Oracle Corporation is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, Oracle Corporation will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Oracle Corporation’s Common Stock (the “Common Stock”) or through any combination of cash and shares of Common Stock, as determined by the Oracle Corporation’s board of directors in its sole discretion; provided that any unpaid dividends will continue to accumulate. The expected dividend payable on the first Dividend Payment Date is $1,263.8889 per share of Mandatory Convertible Preferred Stock (equivalent to $0.6319 per Depositary Share). Each subsequent dividend is expected to be $1,625.00 per share of Mandatory Convertible Preferred Stock (equivalent to $0.8125 per Depositary Share).

Dividend Record Dates:	The January 1, April 1, July 1 and October 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on, and including, April 15, 2026 and ending on, and including, January 15, 2029.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding January 15, 2029.

Initial Price:	Equal to $100,000, divided by the Maximum Conversion Rate, rounded to the nearest $0.0001, which initially is $160.06.

Threshold Appreciation Price:	Equal to $100,000, divided by the Minimum Conversion Rate, rounded to the nearest $0.0001, which initially is $200.07 and represents a premium of approximately 25% over the Initial Price.

Floor Price:	$56.021 (approximately 35% of the Initial Price), subject to adjustment as described in the Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:	The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 624.7657 shares of Common Stock and not less than 499.8126 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 0.3124 shares of Common Stock and not less than 0.2499 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	499.8126 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 499.8126 and 624.7657 shares of Common Stock, determined by dividing $100,000 by the applicable market value

	Less than the Initial Price	624.7657 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share

	Greater than the Threshold Appreciation Price	0.2499 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 0.2499 and 0.3124 shares of Common Stock, determined by dividing $50 by the applicable market value

	Less than the Initial Price	0.3124 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Preliminary Prospectus Supplement), at any time prior to January 15, 2029, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 499.8126 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 0.2499 shares of Common Stock per Depositary Share), subject to adjustment as described in the Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/2,000th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 2,000 Depositary Shares.

Fundamental Change:	If a fundamental change (as defined in the Preliminary Prospectus Supplement) occurs on or prior to January 15, 2029, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) January 15, 2029. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than January 15, 2029.

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$50.00	$100.00	$150.00	$160.06	$175.00	$190.00	$200.07	$225.00	$250.00	$300.00	$400.00	$500.00
February 5, 2026	536.6129	530.7040	516.6428	514.4307	511.5357	509.0557	507.6035	504.6375	502.3906	499.4265	496.8442	496.1463
January 15, 2027	567.3431	553.8482	531.1278	527.4876	522.7076	518.6057	516.2042	511.3110	507.6260	502.8184	498.6875	497.4998
January 15, 2028	599.0513	586.6595	551.9881	545.7019	537.3140	530.0783	525.8652	517.4499	511.3982	504.2033	499.2657	498.3453
January 15, 2029	624.7657	624.7657	624.7657	624.7657	571.4286	526.3158	499.8126	499.8126	499.8126	499.8126	499.8126	499.8126

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•

if the stock price is in excess of $500.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate; and

•

if the stock price is less than $50.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price
Effective Date	$50.00	$100.00	$150.00	$160.06	$175.00	$190.00	$200.07	$225.00	$250.00	$300.00	$400.00	$500.00
February 5, 2026	0.2683	0.2654	0.2583	0.2572	0.2558	0.2545	0.2538	0.2523	0.2512	0.2497	0.2484	0.2481
January 15, 2027	0.2837	0.2769	0.2656	0.2637	0.2614	0.2593	0.2581	0.2557	0.2538	0.2514	0.2493	0.2487
January 15, 2028	0.2995	0.2933	0.2760	0.2729	0.2687	0.2650	0.2629	0.2587	0.2557	0.2521	0.2496	0.2492
January 15, 2029	0.3124	0.3124	0.3124	0.3124	0.2857	0.2632	0.2499	0.2499	0.2499	0.2499	0.2499	0.2499

The exact stock price and effective date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•

if the stock price is in excess of $500.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 2,000; and

•

if the stock price is less than $50.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 2,000.

Because each Depositary Share represents a 1/2,000th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon the occurrence of a fundamental change only in lots of 2,000 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Preliminary Prospectus Supplement) is 5.125% per annum.

Listing:	Oracle Corporation intends to apply to list the Depositary Shares on the New York Stock Exchange under the symbol “ORCL-PRD”. No assurance can be given that the Depositary Shares will be listed or that any such application for listing will be approved.

CUSIP / ISIN for the Depositary Shares:	68389X 204/ US68389X2045

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	68389X 303/ US68389X3035

Concurrent Offering:	Concurrently with the Depositary Shares Offering, Oracle Corporation is also offering $25.0 billion aggregate principal amount of notes (the “Concurrent Notes Offering”). The closing of the Depositary Shares Offering and the Concurrent Notes Offering are not conditioned on each other.

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Co-Managers:

Santander US Capital Markets LLC

TD Securities (USA) LLC

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

Standard Chartered Bank*

Wells Fargo Securities, LLC

*

Standard Chartered Bank will not effect any offers or sales of any Depositary Shares in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The Issuer has filed a registration statement, as amended by Post-Effective Amendment No. 1 (including a prospectus and related preliminary prospectus supplement) (as so amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus (as amended) in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Depositary Shares Offering. You may get these documents and, when available, the final prospectus supplement related to the offering (the “Final Prospectus Supplement”) for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained by contacting any of the representatives of the underwriters: BofA Securities by telephone at 1-800-294-1322, Citigroup Global Markets Inc., by telephone at 1-800-831-9146, Deutsche Bank Securities Inc., by telephone at 1-800-503-4611, Goldman Sachs & Co. LLC, by telephone at 1-866-471-2526, HSBC Securities (USA) Inc., by telephone at 1-866-811-8049 and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com. This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus and, when available, the Final Prospectus Supplement. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in the preliminary prospectus supplement or the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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